

October 6, 2014

Via E-mail
Wais Asefi
President and Chief Executive Officer
Textmunication Holdings, Inc.
1940 Contra Costa Boulevard
Pleasant Hill, CA 94523

    Re: Textmunication Holdings, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 18, 2014
           File No. 333-196598

Dear Mr. Asefi:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Description of Securities

Convertible Promissory Notes, page 18

1.   Please file your convertible promissory notes dated May 29, 2014 and July 7, 2014 as exhibits to your registration statement. Additionally, include a discussion of these notes under Recent Sales of Unregistered Securities on page II-2.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions.

                           Sincerely,

                           /s/ Maryse Mills-Apenteng

                           Maryse Mills-Apenteng
                           Special Counsel

cc: Via E-mail
       Scott Doney, Esq.
       Clark Corporate Law Group LLP